UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 26, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Del Monte Foods Company

File No. 1-14335 – CF # 24165

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Del Monte Foods Company submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 11, 2000.

Based on representations by Del Monte Foods Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.5   through December 18, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Brigitte Lippmann
        Special Counsel